p.9. 8/31

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...1-31 August....2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X......   Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..........   No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 3 September 2002   BY..........[signature]..........
Paul Davies
Assistant Secretary

* Print the name and title of the signing officer under his signature

DON'T COOL DOWN IN A RESERVOIR – ICY WATER CAN KILL

AUGUST 2, 2002

England's medal-chasing triathlon team has urged youngsters to stay away from reservoirs this summer and warned – icy waters can kill.

The athletes, who were training for the Commonwealth Games at a United Utilities reservoir, gave their backing to the company's SwimSafe campaign.

Glenn Cook, England team coach, said: "Our athletes are all extremely fit and are experienced in swimming in these conditions.

"However, you can never underestimate how dangerous the water can be and safety must always be the top priority."

"The team is backing this campaign and would urge people not to be tempted to cool off in reservoirs – no matter how strong a swimmer they think they are."

Every year, despite tragic drownings in the past, swimmers are still tempted to test out reservoir waters – putting their lives at risk.

– more –

The triathlon team trained at Belmont Reservoir near Bolton in preparation for the Commonwealth Games event on Sunday, August 4.

Statistics from the Royal Society for the Prevention of Accidents show around 300 people drown in rivers, streams, lakes and reservoirs each year. Teenagers and young men are most at risk.

Peter Bradley, United Utilities' health and safety adviser, said: "Reservoirs do seem inviting to swimmers, particularly on hot days after sunbathing, but cooling off in them can be deadly.

"Additionally, in the case of young men particularly, a few pints of beer can impair judgement leading them to swim out until their bodies are suddenly gripped by the cold.

"In a reflex action, the body cuts the supply of blood to the arms and legs, preventing swimming, and people then sink and drown.

"Swimming in reservoirs is a highly dangerous activity. We sign our sites to alert people to the fact that swimming is not allowed.

"Adults and children alike should be aware of the perils. Reservoirs in use have water drawn from them through pipes under the surface and there are very strong undertows created as a result," added Peter.

– more –

United Utilities reaches more than 30,000 children a year through its SwimSafe campaign, which seeks to educate youngsters about the dangers

The company welcomes visitors to 19 of its reservoirs throughout the North West to enjoy organised water sports activities such as sailing, canoeing, water ski-ing and board sailing.

– ends –

Notes to editors:

Photographs of triathletes Richard Stannard, and Andrew Johns, who is watched over by United Utilities' works controllers Ron Holden (left) and Paul Mather in the safety boat, are available electronically by calling the newsroom on 01925 33986.

For further information, please contact Ian Latta on 01925 233328.

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0200-08-02-IL

NEWBIGGIN CLEAN UP ADDS GRIST TO THE MILL

AUGUST 6, 2002

Residents and visitors to Newbiggin are to benefit from a new £1.7 million environmental clean up scheme.

United Utilities is carrying out work to help improve the quality of Gleaston Beck and to further improve bathing waters at Newbiggin.

The work, due to start in August, will provide extra underground storage of storm water at Gleaston and Newbiggin to reduce the chance of sewers overflowing and leaving litter following periods of heavy rain.

The storage tanks will increase the capacity of the sewers so that more wastewater can be contained, even during storm conditions. The wastewater will then be sent to the treatment works for cleaning before being discharged to the environment.

A new screening system will also be built at Gleaston so that in exceptional storm conditions when the sewer has to overflow to the beck, any litter in the wastewater can be strained out.

The first stage of the project will involve building an access road for construction traffic from Gleaston Castle Farm to the site of the storage tank in a nearby field.

– more –

A crane will be brought in pieces and assembled on site so that around 100 concrete sections can be lowered into place, to make enough extra storage space in the sewer for over one million litres of water.

United Utilities project manager Mike Baker said: "I hope locals will agree that the long-term environmental benefits will outweigh any short-term inconvenience. "

One of the sites to benefit from the work is the tourist attraction of Gleaston Water Mill.

Mike added: "The water wheel will look much more attractive for visitors when the scheme is completed and the quality of the beck has improved.

"We know that residents at Gleaston will notice the construction traffic coming and going, but we have done everything we can to minimise disruption."

At the same time, a further storage tank is to be built at Newbiggin wastewater treatment works to store an additional 300,000 litres of water in times of heavy rain.

This will help to minimise the number of times a year that dilute wastewater overflows onto the beach.

The work, to be finished by April next year, forms part of a £3 billion programme of water and wastewater improvements by United Utilities across the region.

– ends –

For further information, please contact Helen Masterton: 01925 233988

UUW-0198-07-02-HM

LIVERPUDLIANS CAN'T BELIEVE IT'S NOT EVIAN!

AUGUST 6, 2002

Holidaymakers leaving Liverpool will be taking a little home comfort abroad with them this week.

For the first time, United Utilities will be flying the flag for one the region's best natural resources – handing out bottles of tap water at John Lennon Airport.

The big water give-away comes after United Utilities went out on the streets of Liverpool to prove that tap water is as good as, if not better than, expensive designer water.

In a taste test and survey of 100 people in Liverpool, more than half claimed that they either preferred ordinary tap water or couldn't tell it from two designer brands* – one costing nearly £6 per bottle!

Yet humble tap water costs only one tenth of a penny per litre.

News reports claim that Madonna spends £5.50 a bottle on 'spiritually cleansing' Kabbalah Spring Water, and pop diva Kylie has just signed up with Evian and has her own-labelled bottles. As a nation, we are now spending £1 billion a year on designer water and in the past year, consumers in Britain drank nearly 1.6 billion litres of bottled water.

– more –

... costs Liverpudlians an average 63 pence per day for all the water they can drink and use. So why all the fuss given that in a blind test we can't taste the difference? Some United Utilities bottled water has been sent to Madonna to see if *she* can tell the difference!

United Utilities has tantalised Liverpool's taste buds by conducting a survey and taste test of UU tap water, Evian and Kabbalah on the streets of Liverpool. The survey revealed that more than 60 per cent of those questioned couldn't tell which one was which.

In an independent report by the Drinking Water Inspectorate, the North West's tap water was hailed as the best ever.

Noela Kelly from United Utilities said: "United Utilities tap water is the best it's ever been and this is the perfect time to get the people of the North West to realise this and drink more – the handy bottles can be refilled from the tap at home.

"The results from the taste test support this entirely, with over 60 per cent of people confusing tap water with the bottled water, which is great news!"

So, can drinking the correct amount of water a day make you more intelligent or improve your sex life? Check out the attached fascinating fact file '10 things you never knew about water.'

– ends –

Photo opportunity:

Holidaymakers at John Lennon Airport, Departures, will be able to pick up a free bottle of United Utilities "Water 2 Go" on Wednesday 7th August. Photographers are welcome between 11am – 12noon.

Notes to editors

*Survey highlights include:

- 65 per cent could not tell which was which, and confused Evian and Kabbalah for tap water!
- When asked which one they preferred, 56 per cent chose tap water
- 75 per cent of people are still drinking a lot less water than is recommended (under 8 glasses a day)
- 85 per cent would consider drinking more tap water if as an alternative anti-ageing treatment to Botox!

For more information contact Helen Masterton at United Utilities on 01925 233988

WATER IMPROVEMENTS PLANNED AROUND SCHOOL

AUGUST 8, 2002

United Utilities engineers are talking to the governors of a West Cumbrian school to ensure that vital sewerage work does not cause inconvenience to teachers or pupils.

Part of the £339,000 project will have to be done in the grounds of Ashfield Junior School, near its entrance in High Street, Workington.

And the firm is keen to get it done without causing problems for people using the school - if possible during the long summer holiday.

The work is to meet strict new environmental regulations by improving the quality of water discharged into a local stream during times of exceptionally heavy rain.

Rainwater and wastewater usually goes through a combined sewer in the road immediately outside the school to Workington wastewater treatment works.

But several times a year, in periods of very wet weather, when the drains and sewers can't cope with the extra flow, some of it has to be discharged into Stan Beck, a tributary of Scale Beck, which flows into the River Derwent.

To meet tough new environmental requirements, a new screening system is being fitted to the overflow sewer, to sieve out any pieces of litter or waste. The screenings will automatically be returned to the main sewer and be treated at the wastewater treatment works.

– more –

inside the school grounds in a structure which, apart from a very small control cabinet, will be entirely underground.

"It is a bit of a nuisance for all concerned, but after weighing up all the options it was the only feasible place," says United Utilities project manager Kevin Hayes.

"We will do everything we can to cause as little noise and inconvenience as possible - and, of course, we will make very sure that inquisitive children can't get into the site, either while the work is going on or afterwards.

"Once the work is completed I'm sure locals will agree that the long-term environmental benefits outweigh any short-term inconvenience."

The whole project – part of United Utilities' £3 billion environmental improvement programme – is likely to be finished in March 2003.

– ends –

For further information, contact United Utilities on 01925 233988.

UUW-0204-08-02-RH

8 August 2002 PR90

HIGH TECH LINK FOR HIGH TECH COMPANY

A top British technology company has agreed a deal with the Manchester-based telecommunications company, Your Communications, to use a new kind of 'broadband' communications service to link its Surrey headquarters with a satellite office in Cumbria.

Specialist Electronic Services Limited (SES), designs and supplies specialist equipment to Britain's Armed Forces, the defence industry, the medical sector, the nuclear industry and many other sensitive areas of business.

Now it is to harness new technology being rolled out by Your Communications which enables businesses to use wireless broadband signals as part of a secure communications network for the sending and receiving of large amounts of data at close to the speed of light.

Your Communications last year spent £9m securing licences from the Government-run Radiocommunications Agency giving it the rights to handle wireless broadband in the 28Ghz band in the North of England (including Cumbria), the West Midlands, Greater Manchester and West Yorkshire.

SES Business Manager, Alan Hoof, says: "We recently opened a satellite office in Barrow-in-Furness which we needed to link to our headquarters in Camberley, Surrey. The sort of work we are involved in meant we needed a secure means of transmitting and receiving large amounts of sensitive information in real time, at any time of day or night."

… that complex maps and graphics can be exchanged between Camberley and Barrow instantaneously while designers and engineers talk over the plans via voice conferences.

Darren Lawrenson, the SES Account Manager for Your Communications, says: "These guys live their lives in the sort of world even James Bond would envy. They are routinely involved in the development of support systems that keep our planes flying, our submarines on patrol and our Armed Forces working at their best. What they needed from us was a reliable and secure system that is cost-effective to run and which ensures their two offices can maintain contact at all times. And that's exactly what we were able to give them with this new flexible wireless broadband technology."

Your Communications is currently the UK leader in the deployment of this kind of wireless broadband technology with business now able to benefit from systems now operational in Barrow, Leeds, Manchester and Birmingham.

ENDS

Notes to editors

Your Communications offers voice, data, mobile and Internet services to businesses throughout the UK. Its specialist sector teams offer complete communications packages tailored to fit specific businesses needs. It also offers wholesale products through selected telecoms resellers. Its parent company is United Utilities, a FTSE100 company.

Issued by TDM Marketing Associates on behalf of Your Communications

Media contact:	Simon Shrouder
Tel:	01625 575 592
Email	simon.shrouder@tdm.co.uk
Website:	www.yourcommunications.co.uk

CHIP SHOP SERVES COMMUNITY

AUGUST 8, 2002

A chip shop with a difference is now open for business on the Wirral.

The Customer Help and Information Point (CHIP) is handing out information rather than food to United Utilities customers.

The venture is the brainchild of United Utilities contracts manager Graham Austin.

Graham came up with the idea to help spread the word about how a £3 billion investment programme by United Utilities will directly affect customers.

Graham said: "We have listened to what customers want and appreciate people like to know how work is likely to affect them.

"We are spending the equivalent of £1,000 per household in the North West on environmental and water quality improvements and people want to know how they will benefit directly.

"Now residents can pop along to the CHIP shop at the end of their street and ask all the questions they want about the work being done on their doorstep.

– more –

"Staff will be able to tell them how the work will improve the water quality, whether supplies are likely to be affected and whether there will be any impact on traffic."

Graham added: "We already notify residents about impending work, but the CHIP shop also gives people the chance to speak to us face to face

The information points are open on weekday afternoons and staff will be able to give details of the scheme, properties affected and information packs.

The CHIP shop is currently being piloted in Little Sutton, Ellesmere Port where 85 km of pipelines are being refurbished in the area.

If the CHIP shop proves a hit writhe customers it will be rolled out across the region.

– end –

For further information, please contact Paula Wright or Ian Lattat: 01925 233986. News Channel, the online news service for journalists, is now available at www.unitedutilities.com –

UUW-0205-08-02-PW

CURTAIN RISES ON AN ENTERPRISING SCHEME IN EAST MANCHESTER

AUGUST 6, 2002

The Lord Mayor of Manchester, Roy Walters, and local MP Tony Lloyd will be among guests attending the official opening of the Cariocca (East Manchester) Enterprise Park in Miles Platting tomorrow (Wednesday).

With the resounding success of the Commonwealth Games still reverberating through the city, the opening of the business park and an associated community facility is seen as an example of the legacy which areas such as East Manchester are set to benefit from.

Originally intended as a sports centre under the Granada Community Challenge scheme, it was later re-scoped into a business park and developed as a partnership between United Utilities, Manchester City Council and management company Cariocca which had demonstrated previous experience in running a similar venture at Ardwick.

Different in design from Ardwick, the new park offers 71 workspace units in a two-storey complex, with rents starting at just £15 per week. Of the 71 units available, 51 have already been taken up and are now being used for light manufacturing or the provision of services.

– more –

... consultants, IT specialists and architects, but also those new to business such as a model aeroplane maker who produces and sells his designs from the unit.

The local community also benefits by being able to make use of a computer suite, fitted with equipment and office furniture donated by United Utilities, which is housed on the first floor.

John Roberts, the chief executive of United Utilities, said: "We are delighted that this enterprise park is making such a positive and successful contribution to the economic and social fabric of the community in MIles Platting.

"As we all bask in the success of the Commonwealth Games, held only a stone's throw away, I believe this scheme is another example of how that legacy can live on, bringing hope and regeneration to the wider community of Manchester."

Patrick Umeh, chief executive of Cariocca Enterprises, added: "The scene is now set for us to replicate our success at Ardwick. Our ethos has always been a simple one – the provision of high quality workspaces ideal for new or expanding small businesses.

"We believe that as well as boosting the local economy, the new business park will also attract further investment into the area."

MP Tony Lloyd will officially unveil the plaque before the guests, led by the Lord Mayor of Manchester and also including Tom Russell, chief executive of New East Manchester Regeneration Limited, are given a tour of the small businesses now up and running.

– ends –

REPORT REVEALS: WATER ON TAP COULD MAKE FOR BRIGHTER PUPILS

AUGUST 7, 2002

United Utilities is targeting youngsters' brain cells with a new pilot scheme to bring drinking water into the classroom a new report reveals.

The utility company has released its Social and Environmental Impacts Report which provides detail of the impact the company has had on the communities it serves over the past year. The Quench Quest pilot project in Merseyside is one of many schemes which is highlighted in the report.

United Utilities sports-topped water bottles have been supplied to Merseyside Health Action Zone for distribution to schools in Knowsley, Liverpool, St Helens, Sefton and Wirral to encourage pupils to drink more tap water.

The project followed a MHAZ survey that showed :

- Very few schools allow free access to drinking water throughout the day
- In schools with water facilities, there is often restricted access i.e at certain times of the day.
- The commonest site for water facilities is in the toilet area.
- 10% of schools provide no drinking water

Latest MHAZ research shows that low fluid intake is associated with a variety of health problems in children.

-more-

...... to fresh drinking

water may help to:

- Optimise their learning in school by preventing dehydration induced reduction in their mental and physical performance.
- Prevent a range of health problems including urinary tract infections and constipation.

Other projects include providing specialist training and turning two former reservoir sites into community facilities.

- A specialist school has been set up by Vertex in Knowsley to train housing benefit officers. The officers receive 12-15 months of training before dealing directly with the public.

- Work has started on a £1 million project at Kensington reservoir to develop a sports centre providing facilities including tennis courts, football pitches and bowling green. The centre, which is being jointly funded with Sport England and Liverpool City Council, will open in 2003/04.

- At Dingle, work has started on a £500,000 project to convert a covered service reservoir into a visitor attraction. The reservoir into a visitor attraction. The reservoir was decommissioned in 1997 after 144 years providing water to the communities of Dingle and Toxteth, The project has attracted funding from the Government's Single Regeneration Budget and the European Regional Development Fund.

United Utilities Social and Environmental Impacts Report is available by telephoning 01925 2333335 or e-mail: info@uuplc.co.uk. See attached sheet for schools taking part in Merseyside area.

– ends –

For further information, please contact the United Utilities newsroom: 01925 233023/233988.

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0187-07-02-HL

St Helens schools

Allanson Street Primary School
Carr Mill Infant and Nursery School
Carr Mill Junior School, Kentmere Avenue
Oakdene Primary
St Bartholomews
St John Vianney

Wirral

Woodchurch High School
Leasave Primary School

Knowsley

St Marks

Sefton

St George's Catholic Primary School, Maghull
Vale Wood Primary School, Crosby

REPORT REVEALS: WATER ON TAP COULD MAKE FOR BRIGHTER PUPILS

AUGUST 7, 2002

United Utilities is targeting youngsters' brain cells with a new pilot scheme to bring drinking water into the classroom a report reveals.

The utility company has released its Social and Environmental Impacts Reports which provides detail on the impact the company has had on the communities it serves over the past year.

The 'Quench Quest' pilot project in Greater Manchester is one of the many schemes which is highlighted in the report.

Drink dispensers have been installed at four primary schools* to provide access to fresh tap water for pupils. This is part of a pilot project with the Greater Manchester Health Promotion service following a survey that showed 62% of schools in the city did not provide such drinking water facilities.

Latest research shows that pupils' health is at risk and their learning ability is being impaired because they are not drinking enough water at school.

-more-

Other Greater Manchester projects included in the report include:

- Bright red coils placed on an overhead power line are helping to reduce the number of casualties at the Three Owls bird sanctuary in Rochdale. The sanctuary, which has reared up to 2,000 herons since 1981, had been losing up to 30 young birds a year.

- Helping to plant thousands of trees in the Greater Manchester area through funding to the 'Green trees' project which is run by one of the company's community forest partners, Red Rose Forest. United Utilities has also given advice on planting to avoid interference with the water and electricity networks.

- United Utilities is partners in the Enworks programme which will be investing more than £20 million in north west companies over the next six years to improve their environmental and business performance. The programme will tackle areas such as energy efficiency, waste minimisation and pollution reduction and promote environmental management systems and new, cleaner technologies.

– ends –

United Utilities Social and Environmental Impacts Report is available by telephoning 01925 233335 or e-mail: info@uuplc.co.uk

For further information, please contact the United Utilities' newsroom: 01925 233023/233988.

__Note to editors__

*The four schools in Greater Manchester taking part in the pilot scheme are Broad Oak Primary School, Didsbury; Alma Park, Levenshulme; Seymour Grove, Clayton; St Margaret's School, Whalley Range.

A CLEAR VIEW OF A GREENER FUTURE

AUGUST 7, 2002

Special measures taken to protect Lancashire's birdlife are highlighted in a new report released this month.

United Utilities Social and Environmental Impact Report details many initiatives undertaken by the company across the region and beyond which aim to enhance and protect its customers' social and physical environment.

In Lancashire this has included:

- At Leighton Moss, near Carnforth, an overhead power line was removed and the line diverted underground to enable the RSPB to extend northern England's only breeding grounds for bitterns.
  The work enabled a further 40 hectares of land to be flooded to create a reed bed, the bird's favoured habitat.

- The utility company also works in partnership with the RSPB in Lancashire, in particular in Bowland where the company sponsors two RSPB officers on the Bowland estate.

United Utilities chief executive, John Roberts, said: "Over the last 12 months we have made a significant contribution to the environmental and social well-being of the communities we serve.

"Through the likes of this report we aim to make details of our environmental and social performance much more accessible to a wider audience."

From recycling mobile phones to the development of major green energy projects the report provides detail of United Utilities' social and environmental achievements, aims and ambitions.

– ends –

United Utilities Social and Environmental Impacts Report is available by telephoning 01925 233335 or e-mail: info@uuplc.co.uk

For further information please contact the newsroom: 01925 233023/233230.

uu-0187d-07-02

A CLEAR VIEW OF A GREENER FUTURE

AUGUST 7, 2002

Initiatives to help protect the environment and create a positive impact on Cumbrian communities are highlighted in a report released this month.

United Utilities Social and Environmental Impact Report details many initiatives undertaken by the company which aim to enhance and protect its customers' social and physical environment.

In Cumbria this has included:

- Continuing a 21-year long management agreement with the RSPB and support for the post of a warden, employed to manage the Golden Eagle visitor site at Riggindale, at Haweswater.

- Together with the tenant farmers and RSPB, developing a model of sustainable upland farming on United Utilities land centred on High Hullockhowe Farm in Heltondale. This will benefit the rural economy at the same time as protecting water quality and local wildlife, the work has already benefited local biodiversity and water quality.

- On Dalefoot farm, Haweswater, a move away from intensive sheep farming is reducing risk to raw water quality and the tenant farmer is moving into providing environmental land management services, including bracken composting.

- United Utilities has actively contributed to a range of initiatives to increase tree cover in the North West. Working with Cumbria Broadleaves United Utilities is planting 2,000 trees annually to compensate for those that have to be removed to keep overhead electricity lines clear.

- With the help of a contractor, United Utilities rebuilt a dismantled stone watergate on the edge of Armboth Fell, a Site of Special Scientific Interest.

- Young people from Carlisle were involved in conservation work at the site of the Burnbanks workers camp, erected during the construction of Haweswater dam.

- Thirlmere Forest has been made an official pilot refuge site for red squirrel protection and study. The results will be employed at Thirlmere and six other high priority sites in Cumbria and North Lancashire.

United Utilities Chief Executive, John Roberts, said: "Over the last 12 months we have made a significant contribution to the environmental and social well-being of the communities we serve and we aim to continue that commitment.

"And through the likes of this report we will make the details of our environmental and social performance much more accessible to a wider audience."

– ends –

United Utilities Social and Environmental Impacts Report is available by telephoning 01925 233335 or e-mail: info@uuplc.co.uk

For further information please contact the United Utilities Newsroom: 01925 233023/233328.

UNDERGROUND INVESTMENT
TO ALLEVIATE FLOODING

AUGUST 20, 2002

United Utilities is investing about £1 million to improve the sewer system in Flixton to help prevent flooding in the area.

The company has started work already in Delamere Road and will be starting work in Whitelake Avenue on Monday, September 9th. The work is expected to be completed in the road by early December.

United Utilities project manager, Martin Griffin, said: "We will be increasing the size of the sewer network so that it will be able to cope with more stormwater when it rains, reducing the risk of flooding on the surface.

"There have been a number of flooding incidents over the last few years so this is good news for residents. It will mean of course that we will have to cut open the road to put the new, larger sewers in. While the work is carried out Whitelake Avenue will unfortunately have to be closed to through traffic and a short diversion route will be signed.

"We apologise to the residents for the inconvenience but hope they understand that this is the only way we can carry out this essential work."

-more-

The company will also be building an underground pumping station on the Flixton Road Sports Ground opposite Delamere Road to further improve the sewer system. This is expected to be completed by the end of January 2003.

The contractor's working on behalf of United Utilities will be restricted to working on 60 metres in length at any one time. In total they will be replacing 970 metres of sewer to enlarge the capacity of the network.

The project is part of United Utilities' ongoing £29 million investment to tackle sewer-related flooding across the north west in the next three years.

In total, between 2000 and 2005 United Utilities will have invested more than £3 billion in water quality and environmental improvement schemes in the north west – the largest programme of its kind in the country and equivalent to more than £1,000 per household in the region.

– ends –

For further information, please contact the United Utilities newsroom: 01925 233023/233988

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0208-08-02-SR

SALFORD WATER SCHEME
£1 MILLION INVESTMENT

AUGUST 19,2002

The quality of water running in streams and brooks across Salford is to be improved thanks to an investment programme by United Utilities.

The £1 million project involves building a stormwater storage tank in the corner of the De La Salle Sports ground.

The tanks capture rain and wastewater which would otherwise flow into Gilda Brook following storms. By reducing the frequency and volume of the overflows the brook will become cleaner.

Over the next five years United Utilities is committed to improving more than 900 storm overflows which operate like a "safety valve" for the sewer network during times of heavy rainfall.

The Salford project will deal with three overflows: Two in Lancaster Road and one in Victoria Road.

The company has also agreed to mark out new sports pitches for the De La Salle teams and landscape the area.

– more –

United Utilities has also agreed to only start the work after the Bank Holiday family fun day at De La Salle Sports Club.

United Utilities project manager Pippa Smith, said: "We are duty bound to reduce the levels of sewage being discharged via overflows into watercourses and we are absolutely committed to doing our bit to help the environment.

"This scheme will help achieve a significant improvement in water quality across the area.

"We appreciate that there will be unavoidable traffic disruption during this period and ask people to bear with us over the next few months."

During the construction work Victoria Road will be closed for between 8 and 10 weeks and a small diversion will be put in place.

One lane of Lancaster Road will then be closed for short periods of time and traffic lights installed while work is underway,following completion of the work on Victoria Road.

Work on the project will be completed by March 2003.

Residents who will be affected by the work attended a roadshow, organised by United Utilities at De La Salle Old Boys Club earlier this month.

-ends-

For further information, please contact Helen Lord: 01925 233023. News Channel, the online news service for journalists, is now available at www.unitedutilities.com –

UUW-0211-08-02-HL